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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                  SCHEDULE 13D


                        UNDER THE SECURITIES ACT OF 1934


                               (AMENDMENT NO. 4)*

                            ------------------------

                            SENIOR INCOME FUND L.P.

                                (NAME OF ISSUER)



        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS

                         (TITLE OF CLASS OF SECURITIES)

                                   820930105

                                 (CUSIP NUMBER)

                            ------------------------

                                GARY L. DAVIDSON
                             CHAIRMAN OF THE BOARD
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 751-7400

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------


                                FEBRUARY 7, 1997


            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



  * the remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)



     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


CUSIP No. 820930105


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                1.    NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ARV Assisted Living, Inc.
                      33-0160968
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                2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a) [ ]
                                                                                    (b) [ ]
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                3.    SEC USE ONLY
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                4.    SOURCES OF FUNDS

                      WC, BK
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                5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                      TO ITEMS 2(d) OR 2(e)                                             [ ]
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                6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                      California
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  Number of Shares    7.  SOLE VOTING POWER
      Beneficially
             Owned    607,844.50 Units, which number includes 591,794.50 Units held by LAVRA,
 by Each Reporting    Inc.
       Person With
                      -----------------------------------------------------------------------
                      8.   SHARED VOTING POWER

                      -----------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER

                      607,844.50 Units, which number includes 591,794.50 Units held by LAVRA,
                      Inc.
                      -----------------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER

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               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      607,844.50 Units, which number includes 588,569.50 Units held by LAVRA,
                      Inc.
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               12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                      CERTAIN SHARES                                                    [ ]
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               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                      Approximately 12.6%. (Based on 4,827,500 Units reported as outstanding as of September 30, 1996)
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               14.    TYPE OF REPORTING PERSON

                      CO
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

                                  SCHEDULE 13D


CUSIP No. 820930105


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                1.    NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      LAVRA, Inc.
                      33-0650949
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                2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [ ]
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                3.    SEC USE ONLY
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                4.    SOURCES OF FUNDS
                      AF
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                5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)                        [ ]
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                6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
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  Number of Shares    7.  SOLE VOTING POWER
      Beneficially
             Owned    591,794.50 Units
 by Each Reporting
       Person With
  -------------------------------------------------------------------------------------------
                      8.   SHARED VOTING POWER
  -------------------------------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER
                      591,794.50 Units
  -------------------------------------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
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               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      591,794.50 Units.
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               12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                      CERTAIN SHARES                                         [ ]
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               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                      Approximately 12.3% (Based on 4,827,500 Units reported as outstanding as of September 30, 1996)
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               14.    TYPE OF REPORTING PERSON
                      CO
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


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


     This Amendment No. 4 amends the Schedule 13D filed in the form of the final amendment to Tender Offer Statement on Schedule 14D-1, originally filed with the Commission December 19, 1996 by LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV") (the "First Schedule 14D-1"), as amended by the initial Tender Offer Statement on Schedule 14D-1, filed with the Commission on December 23, 1996 (the "Second Schedule 14D-1"), as amended by Amendment No. 1 to the Second Schedule 14D-1, filed with the Commission on January 17, 1996, as further amended by the Final Amendment to the Second Schedule 14D-1, filed with the Commission on February 5, 1997 (the "Third Amendment"), by the Purchaser and ARV. The First Schedule 14D-1 and the Second Schedule 14D-1, as amended (the "Schedule 14D-1s"), were filed in connection with the tender offers by the Purchaser to purchase units representing assignments of limited partnership interests ("Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), which offers expired on December 13, 1996 and January 31, 1997, respectively.



ITEM 4.  PURPOSE OF TRANSACTION



     Item 4 (as previously reported under Item 5 to the Schedule 14D-1s) is hereby amended by adding the following:



     In its letter to the unitholders of the Partnership dated January 6, 1997, the Partnership's general partner (the "General Partner") specifically stated that the competitive sale of the Partnership's properties was open to ARV.



     ARV would prefer to become the operator of the Partnership's properties, improve their operations and cash flow, and then see a sale considered. However, in view of the General Partner's efforts to proceed with a sale now, ARV may wish to submit a bid for the properties. To permit ARV to consider such a bid, ARV has returned a confidentiality agreement to the General Partner containing interlineations objecting to restrictions on purchases of Units, proposals and proxy solicitations and ARV's ability to make certain disclosures. ARV believes such restrictions are inappropriate. ARV does not know whether the interlineations will be acceptable to the General Partner or whether it will receive the materials that are the subject of the confidentiality agreement.



     ARV may or may not decide to bid on the properties or to enter into negotiations with the General Partner regarding the properties. As previously stated, ARV will continue to consider other actions with respect to the Partnership, including but not limited to, voting to approve or disapprove the General Partner's actions, purchasing and/or selling Units, making and/or soliciting proposals, reviewing the performance of the General Partner, and if necessary, seeking to take action to replace the General Partner, as a unitholder.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



     Item 5 (as previously reported under Item 6 to the Schedule 14D-1s) is hereby amended by adding the following:



     The Purchaser and ARV previously reported in the Third Amendment that, based on its depository's preliminary count, approximately 283,111 Units had been tendered to the Purchaser in connection with its tender offer that was the subject of the Third Amendment (the "Second Offer"). The Purchaser and ARV also reported in the Third Amendment that the Purchaser and ARV (including Units owned by the Purchaser) beneficially owned approximately 600,794.50 and 616,844.50 Units, respectively. Thereafter, the Purchaser's depositary reported that certain of the tenders made during the Second Offer were erroneously overstated by 9,000 Units. Accordingly, after subtracting 9,000 Units, the beneficial ownership of the Purchaser and ARV (including Units owned by the Purchaser) as of February 7, 1997, is approximately 591,794.50 and 607,844.50 Units, respectively.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER



     Item 6 (as previously reported under Item 3 to the Schedule 14D-1s) is hereby amended by adding the following:



     ARV has signed a confidentiality agreement (containing the interlineations referred to above) and returned it to the Partnership to permit ARV to receive certain bidding materials. ARV does not know if the interlineations will be acceptable to the General Partner.


                                        5
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 1997


                                          LAVRA, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                          ARV ASSISTED LIVING, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                        6